UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 28, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.             Other Events

Asset Acquisition

Emerald Lakes Controlled Subsidiary - Ocean Springs, MS

On October 28, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FR Emerald Lakes, LLC (the “Emerald Lakes Controlled Subsidiary”), for a purchase price of approximately $1,982,000, which is the initial stated value of our equity interest in a new investment round in the Emerald Lakes Controlled Subsidiary (the “Emerald Lakes Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Emerald Lakes Controlled Subsidiary, for a purchase price of approximately $17,839,000 (the “Emerald Lakes Interval Fund Investment” and, together with the Emerald Lakes Growth eREIT VII Investment, the “Emerald Lakes Investment”). The Emerald Lakes Controlled Subsidiary used the proceeds of the Emerald Lakes Investment to acquire one hundred and six (106) detached single family homes, generally located off of Emerald Lakes Drive in Ocean Springs, MS (the “Emerald Lakes Property”). The Emerald Lakes Property was built in 2021 and was approximately 63.2% occupied as of the closing date. The Emerald Lakes Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Emerald Lakes Investment and the Emerald Lakes Property occurred concurrently.

The Emerald Lakes Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Emerald Lakes Growth eREIT VII Investment, we have authority for the management of the Emerald Lakes Controlled Subsidiary, including the Emerald Lakes Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price.

The Emerald Lakes Property was acquired for a total purchase price of approximately $37,100,000, an average of approximately $350,000 per home. To finance the acquisition of the Emerald Lakes Property, approximately $17,830,000 was funded through a credit facility with an interest rate of LIBOR + 2.52%. The Emerald Lakes Property consists of a mix of unit types and floorplans, ranging from 1,384 square foot, 3 bedroom, 2 bath homes to 1,966 square foot, 4 bedroom, 2 bath homes. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the Emerald Lakes Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the Emerald Lakes Property. There can be no guarantee that such results will be achieved.

The following table contains underwriting assumptions for the Emerald Lakes Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Emerald Lakes Property	5.50%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Hickory Street Controlled Subsidiary - Foley, AL

On October 28, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FR Hickory Street, LLC (the “Hickory Street Controlled Subsidiary”), for a purchase price of approximately $2,168,000, which is the initial stated value of our equity interest in a new investment round in the Hickory Street Controlled Subsidiary (the “Hickory Street Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Hickory Street Controlled Subsidiary, for a purchase price of approximately $19,515,000 (the “Hickory Street Interval Fund Investment” and, together with the Hickory Street Growth eREIT VII Investment, the “Hickory Street Investment”). The Hickory Street Controlled Subsidiary used the proceeds of the Hickory Street Investment to acquire one hundred and twenty (120) detached single family homes, generally located off of Shagbark Road in Foley, AL (the “Hickory Street Property”). The Hickory Street Property was built in 2021 and was approximately 75.0% occupied as of the closing date. The Hickory Street Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Hickory Street Property and the Hickory Street Investment occurred concurrently.

The Hickory Street Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Hickory Street Growth eREIT VII Investment, we have authority for the management of the Hickory Street Controlled Subsidiary, including the Hickory Street Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price.

The Hickory Street Property was acquired for a total purchase price of approximately $43,200,000, an average of approximately $360,000 per home. To finance the acquisition of the Hickory Street Property, approximately $22,045,000 was funded through a credit facility with an interest rate of LIBOR + 2.52%. The Hickory Street Property consists of a mix of unit types and floorplans, ranging from 1,376 square foot, 3 bedroom, 2 bath homes to 2,442 square foot, 5 bedroom, 3 bath homes. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the Hickory Street Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the Hickory Street Property. There can be no guarantee that such results will be achieved.

The following table contains underwriting assumptions for the Hickory Street Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Hickory Street Property	6.00%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 3, 2021